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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                            Commission File Number 0-8898
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                          NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [X] Form 10-QSB
[  ] Form N-SAR

For Period Ended:             June 30, 1996
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[   ]    Transition Report Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F [   ]  Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

For the Transition Period Ended:
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   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant    Midcoast Energy Resources, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

1100 Louisiana, Suite 2950
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City, State and Zip Code  Houston, Texas 77002
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                      PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[   ]    (a)     The reasons described in reasonable detail in Part III of
         this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)     The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


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                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Midcoast Energy Resources, Inc. ("Midcoast") filed Amendment No. 4 to Form SB-2 (Registration No. 333-4643) ("Registration Statement") on August 8, 1996. The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on August 9, 1996 and Midcoast has since been in the process of closing the equity offering. As a result, Midcoast was not able to prepare the Form 10-QSB in the required time period with all necessary disclosures. Midcoast anticipates that it will be able to file the Form 10-QSB within five calendar days of the prescribed due date.



                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Richard Robert          (713)      650-8900
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                   (Name)           (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ X ] Yes   [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that Midcoast's results of operations for the six months ended June 30, 1996 will reflect significant improvement over the corresponding 1995 period. Midcoast estimates its net income to common shareholders will be approximately $500,000 for th six months ended June 30, 1996 as compared to $27,000 for the six months ended June 30, 1995. The significant increase is principally attributable to the results of operations of Magnolia Pipeline Corporation, a wholly owned subsidiary, which was acquired by Midcoast in August 1995.






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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 14, 1996                     By: /s/  RICHARD ROBERT
                                            ---------------------------
                                            Name:  Richard Robert
                                            Title: Treasurer
                                                   Principal Financial Officer
                                                   Principal Accounting Officer






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